

February 27, 2024

Kevin Cottrell
Chief Executive Officer of Terra Mint Group, Corp.
Neptune REM, LLC
30 N. Gould St. Suite R
Sheridan, WY 82801

> **Re: Neptune REM, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 30, 2024**
> **File No. 024-12356**

Dear Kevin Cottrell:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed January 30, 2024

General

1. We note your response to comment 1. It continues to appear that you have an undetermined time to process subscription requests and you can reject or delay a subscription for any reason. Please provide us with your detailed analysis as to why your offering should not be considered to be a delayed offering, not a continuous offering, within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Further, please revise your "Plan of Distribution" section to disclose the details of your process for accepting or rejecting subscriptions, along with the mechanics of settlement, including what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will the settlement occur.

2. We note your response to comment 2 and we reissue our comment. Please revise to indicate when the subsequent closings following the initial closing will take place. Please

also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

The company does not have a public trading market for its Series Interests..., page 23

3.   We note your response to comment 4. Please revise your risk factor to clearly indicate that the Series Interests are highly illiquid and that investors may never be able to sell or dispose of their Series Interests.

Forum Selection Provision, page 30

4.   We note your response to comment 5 and that your amendment did not include a revised operating agreement. Please file the revised operating agreement as an exhibit or advise us as appropriate.

Compensation of Directors and Executive Officers, page 51

5.   Please revise to clarify that your compensation discussion addresses all compensation awarded to, earned by, or paid to your officers and directors for the last fiscal year. Also clarify if any asset management fees, property management fees, or sourcing fees were awarded, earned, or paid as of December 31, 2023. Finally, also specify the sourcing fees for each Series in this section.

Security Ownership of Management and Certain Security Holders, page 52

6.   We note your response to comment 6. Please include the ownership of the series by the managing member.

7.   We note your response to comment 7 and we reissue it. Please revise to address the beneficial ownership of Neptune REM LLC. Provide the disclosure required by Item 12 in Part II of Form 1-A.

8.   We note your response to comment 8 and we reissue it. The comment is seeking clarification of the beneficial ownership table, not its deletion. The beneficial ownership table needs to reflect the beneficial ownership as of the most recent practicable date. See Item 12(a) in Part II of Form 1-A. Please also explain why the Manager currently owns the noted Series Interests, or advise.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach